SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

March 30, 2011

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 106 to the Registration Statement
on Form N-1A of BlackRock Funds III (the “Trust”)

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 106 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Russell 1000® Index Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on March 30, 2011.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 2, 2011 regarding the Trust’s Post-Effective Amendment No. 100 to its Registration Statement filed with the Commission on January 14, 2011 for the purpose of registering a new series of the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out

March 30, 2011

immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectuses (Investor A and Institutional Shares; Class K Shares) (page references are to the prospectus for Investor A and Institutional Shares)

Comment 1: Footnote 3 to the Fee Table includes brackets. Please be sure the waiver described expires one year after the effective date of the Registration Statement.

Response: The date has been filled in and is at least one year after the effective date.

Comment 2: In the “Principal Investment Strategies of the Fund” section on page 4, the Fund states that it will invest “under normal circumstances, at least 80% of its assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the Russell 1000 (or portions thereof).” Please explain what is meant by “components.” Does the Russell 1000 Index contain instruments other than common stocks?

Further, please explain how derivatives are counted in calculating compliance with the 80% test. Is cover for a derivative (i.e, cash or debt) counted in satisfying the 80% test?

Response: The Russell 1000 Index is comprised of common stocks of the 1000 largest issuers in the Russell 3000 Index based on market capitalization and index membership. The Fund uses the word “components” to refer to the common stocks of the issuers that comprise the index. The Fund may also purchase futures that have economic characteristics similar to the common stocks included in the index. The index itself does not contain derivatives.

Only securities used as cover that fall within the 80% test definition (i.e., stocks of index constituents) are counted toward the 80% test. Accordingly, debt used as cover would not be counted toward the 80% test.

Comment 3: Please provide the market cap range of companies included in the Russell 1000 Index as of a recent date or the rebalance date.

Response: The requested information has been added.

Comment 4: Under “Principal Investment Strategies” it states that the Fund may lend up to 33 1/3% of its assets. Please explain why lending up to 33 1/3% of its assets is consistent with an index fund. Why is this a principal strategy?

Response: The Fund believes that including securities lending as a principal strategy is appropriate. The Fund is permitted to lend up to one-third of its assets and this qualifies

March 30, 2011

securities lending as a principal strategy. The Fund also notes that securities lending by index funds is a customary strategy and not unique to the Fund.

Comment 5: The company with the smallest capitalization in the Russell 1000 Index currently has a market cap of $1.8 billion. Please add small or mid-cap securities risk as a main risk of investing in the Fund.

Response: Although the Russell 1000 Index is an accepted large cap index that provides exposure to the large cap segment of the U.S. equity universe, because the definition of a large cap company can be somewhat flexible, the Fund has added mid-cap securities risk as a principal risk. The Fund does not believe small cap risk is relevant to the Fund.

Comment 6: The Fund states that “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Russell 1000 is concentrated.” Please consider whether concentration is appropriately included as a principal strategy and risk.

Response: Because concentration in an industry is defined as an investment of 25% or more of the Fund’s assets, the Fund believes it is appropriate to include concentration as a principal strategy and risk.

Comment 7: On page 7, the section entitled “Other Strategies Applicable to the Fund”, includes “Derivatives.” If derivatives is an “other” strategy, is this consistent with the statement under “Principal Investment Strategies” on pages 4 and 6 that the Fund “will invest in securities and other instruments that are components of or have economic characteristics similar to the securities included in the Russell 1000 (or portions thereof).”

Response: The Fund does not believe there is any inconsistency. The Fund intends to utilize futures as a principal strategy (as is disclosed in the prospectus). Therefore, the statement that the Fund as a principal strategy “will invest in … other instruments that … have economic characteristics similar to the securities included in the Russell 1000 (or portions thereof)” is accurate. The description of derivatives as an “other” strategy has been modified to reflect the foregoing.

Comment 8: Short sales is listed as an other strategy. Please explain how short selling as a strategy is appropriate for a fund that is tracking an index.

Response: The Fund does not intend to engage in short sales at this time and this has been deleted from the list of “other” strategies.

Comment 9: The $15 fee for overnight delivery of redemption proceeds and the $7.50 fee for wire transfer of redemption proceeds mentioned on page 16 of the prospectus should be included in the fee table.

March 30, 2011

Response: The Fund respectfully declines to make the suggested addition to the Fee Table. The $15 fee for overnight delivery of redemption proceeds and the $7.50 fee for the wire transfer of such proceeds are quite standard in the industry and are charged only in certain circumstances. Inclusion in the Fee Table would not be appropriate. These fees are non-recurring fees that apply only to a limited number of shareholders based on their particular circumstances.

Comment 10: On page 18 of the prospectus, the section entitled “Short-Term Trading Policy” does not appear tailored to the Fund as required by Form N-1A as it contains disclosure about investing in junk bonds and emerging markets. Please revise.

Response: The Fund respectfully declines to make the suggested revisions. The short-term trading policy described in the prospectus is a complex wide policy applicable to all funds in the BlackRock Fund complex. The disclosure regarding the policy has been developed to be comprehensive and applicable to all funds in the complex and is included in every BlackRock fund prospectus. Although not every element of the policy is applicable to the Fund, the policy has been adopted by the Board for the Trust, of which the Fund is only one series. The policy must necessarily be expansive in order to be relevant to all series of the Trust.

Comment 11: The portfolio manager disclosure on pages 21-22 indicates that the four portfolio managers have identical roles. Is this the case or do they perhaps have different focuses? If so, please indicate their different roles.

Response: The Fund believes the existing disclosure is correct.

Comment 12: On page 23, the section entitled “Valuation of Fund Investments” does not appear to be tailored to the Fund as it includes investing in foreign securities and information about foreign currency exchange rates. Please revise to tailor the disclosure to the Fund.

Response: The Fund respectfully declines to make the suggested revisions. The valuation policy is a complex wide policy applicable to all funds in the BlackRock Fund complex. The disclosure regarding the policy has been developed to be comprehensive and applicable to all funds in the complex and is included in every fund prospectus. Although not every element of the disclosure is applicable to the Fund, the policy has been adopted by the Board for the Trust, of which the Fund is only one series. The policy must necessarily be expansive in order to be relevant to all series of the Trust.

March 30, 2011

Statement of Additional Information

Comment 13: On page I-5 of the Statement of Additional Information in the Fundamental Investment Restrictions section, investment restriction 1 covers concentration and states that the Fund “may invest” more than 25% of its total assets in an industry in order to replicate the index. The Staff suggests revising the language to “will invest.”

Response: The Fund declines to make the suggested change. The fundamental investment restriction is the same restriction applicable to all series of the Trust. The “may” language is permissive and is not meant to indicate discretion. In the Fund’s prospectus, the discussion of concentration utilizes the word “will” when discussing the Fund’s strategies. See Comment 6 above.

Part C

Comment 15: The Exhibits do not currently list a legality opinion from Sidley Austin LLP. Please consider whether a legality opinion should be provided.

Response: An opinion of Sidley Austin LLP will be filed as an exhibit to the Amendment.

* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Aaron Wasserman
Ben Archibald
John A. MacKinnon